Exhibit 99.4

October 9, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for Sasol Limited and, under the date of October 9, 2013, we reported on the consolidated financial statements of Sasol Limited as of and for the years ended June 30, 2013, June 30, 2012, and June 30, 2011, and the effectiveness of internal control over financial reporting as of June 30, 2013.

On February 12, 2013, we were notified that the Sasol Limited audit committee has selected PricewaterhouseCoopers Inc. (‘PwC’) as its principal accountant for the year ending June 30, 2014, their appointment being subject to approval by Sasol Limited shareholders at the company’s annual general meeting scheduled for November 22, 2013. The auditor-client relationship with KPMG Inc. will cease following such approval/confirmation.

We have read Sasol Limited’s statements included under Item 16F of its Form 20-F dated October 9, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with Sasol Limited’s statement that PwC were not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Sasol Limited’s consolidated financial statements.

Very truly yours,

(signed) KPMG Inc.